Exhibit 99.7

[Cadwalader Wickersham & Taft Letterhead]

August 6, 2004

Patrick J. Kelvie

American Restaurant Group, Inc.

4410 El Camino Real, Suite 201

Los Altos, California  94022

Re:          American Restaurant Group, Inc.

Dear Patrick:

As you know, we are counsel to certain of the beneficial owners of the 11½% Senior Secured Notes due 2006 (collectively, the “Secured Notes”) issued by American Restaurant Group, Inc. and guaranteed by certain of its subsidiaries (collectively, the “Company”), including:  (i) Credit Suisse First Boston International; (ii) QVT Financial LP; (iii) Third Point Management Company L.L.C.; (iv) Northeast Investors; (v) Aragorn Capital, L.P.; (vi) Stanfield Capital Partners LLC; (vii) Delaware Investments; (viii) JMB Capital Partners; and (ix) Lonestar Capital Management, LLC (collectively, the “Holders”).  In the aggregate, the Holders currently beneficially own in excess of 61% of the outstanding principal amount of the Secured Notes.

Reference is made to the Forbearance Agreement, dated June 1, 2004, by and among the Company, its subsidiaries, and certain beneficial owners of the Secured Notes (the “Forbearance Agreement”).  The Forbearance Agreement expired by its terms at 10:00 a.m. (Pacific Time) on July 31, 2004.  Further reference is made to the letter addressed to Robert J. Moore, Esq., dated July 30, 2004, pursuant to which the Holders agreed to forbear from exercising any remedies with respect to certain existing events of default under the indenture pursuant to which the Secured Notes were issued.

This letter will confirm that the Holders agree to forbear from exercising any remedies with respect to certain existing events of default under the indenture pursuant to which the Secured Notes were issued until 5:00 p.m. (Pacific Time) on September 3, 2004, as such events of default are described in the Forbearance Agreement.  The forbearance described in the preceding sentence shall terminate immediately upon written notice to the Company if the Company fails to perform any of the obligations set forth on Exhibit “A” hereto by the date set forth for each such obligation, as determined by the Holders in their sole discretion.

Please do not hesitate to contact me if you have any questions regarding the foregoing.

Very truly yours,

Matthew M. Weber

cc:	William Taves
Robert J. Moore
Thomas Kreller
Andrew Miller
Thomas Thompson
Gregory M. Petrick